Filed by: National Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Western Bank
A registration statement is expected to be filed by National Bank of Canada

On June 17, 2024, National Bank of Canada (“National Bank”) first used or made available the following communication:

1.     In a press release dated June 17, 2024, National Bank announced the closing of its previously announced public offering and concurrent private placement of subscription receipts.

NOTICE TO U.S. HOLDERS

National Bank intends to file a registration statement on Form F-8 or Form F-80, which will include Canadian Western Bank’s management information circular and related documents, with the United States Securities and Exchange Commission (“SEC”) in respect of National Bank’s common shares to be offered or issued in the Transaction to U.S. holders of Canadian Western Bank (“CWB”) common shares. SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, through the SEC’s website (www.sec.gov).

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell CWB’s common shares or an offer to sell or a solicitation of an offer to buy National Bank’s common shares.

[Materials begin on the following page]

National Bank announces closing of previously announced public offering and concurrent private placement of subscription receipts

Not for distribution to U.S. news wire services or for dissemination in the United States

Montreal, June 17, 2024 — National Bank of Canada (“National Bank”) (TSX: NA) today announced that it has closed its previously announced public offering (the “Public Offering”) and concurrent private placement (the “Private Placement”) of subscription receipts (the “Subscription Receipts”) for gross proceeds totaling approximately $1.0 billion. The Subscription Receipts sold pursuant to the Public Offering will commence trading on the Toronto Stock Exchange today under the ticker symbol NA.R.

Pursuant to the Public Offering, National Bank issued and sold to a syndicate of underwriters (the “Underwriters”) led by National Bank Financial Inc. (“NBF”) 4,453,000 Subscription Receipts at a price of $112.30 (the “Issue Price”) for total gross proceeds of approximately $500 million. The Public Offering was underwritten on a bought-deal basis by the Underwriters led by NBF. The Subscription Receipts sold in the Public Offering were issued under a prospectus supplement dated June 12, 2024, to National Bank’s short form base shelf prospectus dated August 22, 2022.

National Bank has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 667,950 Subscription Receipts at the Issue Price exercisable up to 30 days after the date hereof.

Pursuant to the concurrent Private Placement, National Bank issued 4,453,000 Subscription Receipts at the Issue Price to CDPQ Marchés boursiers inc, an affiliate of the Caisse de dépôt et placement du Québec (“CDPQ”) for gross proceeds of approximately $500 million. CDPQ has the right to purchase up to an additional 667,950 Subscription Receipts to maintain its pro-rata ownership and subject to, and in the same proportion as, the Over-Allotment Option being exercised by the Underwriters.

National Bank intends to use the net proceeds from the Public Offering and the Private Placement to support strong regulatory capital ratios following the closing of the previously announced acquisition by National Bank of the issued and outstanding common shares of Canadian Western Bank (“CWB”) by way of a share exchange (the “Transaction”), to fund any cash consideration under the terms of the Transaction and to pay the Transaction expenses.

The proceeds from the Public Offering and the Private Placement will be held in escrow by Computershare Trust Company of Canada, as subscription receipt agent, pending the completion of the Transaction. The Transaction is expected to close by the end of 2025, subject to approval by CWB common shareholders and receipt of required regulatory approvals.

The Subscription Receipts issued pursuant to the Public Offering were also offered in the United States concurrently to “qualified institutional buyers” in reliance upon the exemption from registration provided by Rule 144A under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

No securities regulatory authority has either approved or disapproved the contents of this press release. The Subscription Receipts issued or to be issued as part of the Public Offering have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws. Accordingly, the Subscription Receipts may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Subscription Receipts in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About National Bank of Canada

With $442 billion in assets as at April 30, 2024, National Bank of Canada is one of Canada’s six systemically important banks. National Bank has approximately 30,000 employees in knowledge-intensive positions and operates through three business segments in Canada: Personal and Commercial Banking, Wealth Management and Financial Markets. A fourth segment, U.S. Specialty Finance and International, complements the growth of its domestic operations. Its securities are listed on the Toronto Stock Exchange (TSX: NA). Follow National Bank’s activities at nbc.ca or via social media.

Forward-Looking Information

Certain statements in this press release are forward-looking statements. All such statements are made in accordance with applicable securities legislation in Canada and the United States. Forward-looking statements in this press release may include, but are not limited to, statements made about the closing of the Transaction and the use of proceeds from the Public Offering and the Private Placement. These forward-looking statements are typically identified by verbs or words such as “outlook”, “believe”, “foresee”, “forecast”, “anticipate”, “estimate”, “project”, “expect”, “intend” and “plan”, in their future or conditional forms, notably verbs such as “will”, “may”, “should”, “could” or “would”, as well as similar terms and expressions. Such forward-looking statements are made for the purpose of assisting the holders of National Bank’s securities in understanding National Bank’s vision, strategic objectives, and performance targets, and may not be appropriate for other purposes.

These forward-looking statements are based on current expectations, estimates, assumptions and intentions believed by National Bank to be reasonable as at the date of this press release and are subject to uncertainty and inherent risks, many of which are beyond National Bank’s control. Assumptions about the performance of the Canadian and U.S. economies in 2024, and how that performance will affect National Bank’s business are among the factors considered in setting National Bank’s strategic priorities and objectives. Assumptions underlying forward-looking statements included in this press release also include the expected timing of completion of the Transaction and the conditions precedent to the closing of the Transaction (including the required approvals); that the Transaction will be completed on the terms currently contemplated; National Bank’s ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the Transaction; National Bank’s ability to otherwise complete the integration of CWB within anticipated time periods and at expected cost levels; National Bank’s ability to attract and retain key employees in connection with the Transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Transaction and resulting impact on growth and various financial metrics; the realization of the expected strategic, financial and other benefits of the Transaction in the timeframe anticipated; the accuracy and completeness of public and other disclosure (including financial disclosure) by CWB; the absence of significant undisclosed costs or liabilities associated with the Transaction; assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information available as of the date hereof. Additional assumptions relating to National Bank appear in the Economic Review and Outlook section and, for each business segment, in the Economic and Market Review sections of National Bank’s annual report for the year ended October 31, 2023 (the “2023 Annual Report”) and in the Economic Review and Outlook section of National Bank’s report to shareholders for the three and six-month periods ended April 30, 2024, and may be updated in the quarterly reports to shareholders filed thereafter.

Forward-looking statements in this press release are based on a number of assumptions and are subject to risk factors, many of which are beyond National Bank’s control and the impacts of which are difficult to predict. These risk factors include, among others, risks and uncertainties relating to the expected competition and regulatory processes and outcomes in connection with the Transaction; National Bank’s inability to successfully integrate CWB upon completion of the Transaction; the possible delay or failure to close the Transaction; the potential failure to realize anticipated benefits from the Transaction; the potential failure to obtain the required approvals to the Transaction in a timely manner or at all; National Bank’s reliance upon publicly available information of CWB; potential undisclosed costs or liability associated with the Transaction; National Bank or CWB being adversely impacted during the pendency of the Transaction, the dilutive effect of the Public Offering and Private Placement; the general economic environment and financial market conditions in Canada, the United States, and the other countries where National Bank operates; the impact of upheavals in the U.S. banking industry; exchange rate and interest rate fluctuations; inflation; global supply chain disruptions; higher funding costs and greater market volatility; changes made to fiscal, monetary, and other public policies; changes made to regulations that affect National Bank’s business; geopolitical and sociopolitical uncertainty; climate change, including physical risks and those related to the transition to a low-carbon economy, and National Bank’s ability to satisfy stakeholder expectations on environmental and social issues; significant changes in consumer behaviour; the housing situation, real estate market, and household indebtedness in Canada; National Bank’s ability to achieve its key short-term priorities and long-term strategies; the timely development and launch of new products and services; National Bank’s ability to recruit and retain key personnel; technological innovation, including advances in artificial intelligence and the open banking system, and heightened competition from established companies and from competitors offering non-traditional services; changes in the performance and creditworthiness of National Bank’s clients and counterparties; National Bank’s exposure to significant regulatory matters or litigation; changes made to the accounting policies used by National Bank to report financial information, including the uncertainty inherent to assumptions and critical accounting estimates; changes to tax legislation in the countries where National Bank operates; changes made to capital and liquidity guidelines as well as to the presentation and interpretation thereof; changes to the credit ratings assigned to National Bank by financial and extra-financial rating agencies; potential disruptions to key suppliers of goods and services to National Bank; the potential impacts of disruptions to National Bank’s information technology systems, including cyberattacks as well as identity theft and theft of personal information; the risk of fraudulent activity; possible impacts of major events affecting the economy, market conditions of National Bank’s outlook, including international conflicts, natural disasters, public health crises, and the measures taken in response to these events; and other risk factors described in the Risk Management section of the 2023 Annual Report and in the Risk Management section of the Report to Shareholders for the second quarter of 2024, as well as other risks detailed from time to time in reports filed by National Bank with securities regulators or securities commissions or other documents that National Bank makes public, which may cause events or results to differ materially from the results expressed or implied in any forward-looking statement.

There is a strong possibility that National Bank’s express or implied predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that its assumptions may not be confirmed and that its vision, strategic objectives, and performance targets will not be achieved. Thus, National Bank recommends that readers not place undue reliance on these forward-looking statements, as a number of factors could cause actual results to differ significantly from the expectations, estimates, or intentions expressed in these forward-looking statements. The foregoing list of risk factors is not exhaustive, and the forward-looking statements made in this press release are also subject to credit risk, market risk, liquidity and funding risk, operational risk, regulatory compliance risk, reputation risk, strategic risk, and social and environmental risk, as well as certain emerging risks or risks deemed significant.

Additional information about these and other factors is provided in the 2023 Annual Report and the Report to Shareholders for the second quarter of 2024 and may be updated in the quarterly reports to shareholders filed thereafter. Investors and others who rely on National Bank’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Except as required by law, National Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf. National Bank cautions investors that these forward-looking statements are not guarantees of future performance and that actual events or results may differ significantly from these statements due to a number of factors.

NO OFFER OR SOLICITATION

This press release is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell any securities, or a solicitation of a proxy of any securityholder of any person in any jurisdiction. Any offers or solicitations will be made in accordance with the requirements under applicable law. Shareholders are advised to review any documents that may be filed with securities regulatory authorities and any subsequent announcements because they will contain important information regarding the Transaction and the terms and conditions thereof. The circulation of this press release and the Transaction may be subject to a specific regulation or restrictions in some countries. Consequently, persons in possession of this press release must familiarize themselves and comply with any restrictions that may apply to them.

NOTICE TO U.S. HOLDERS

National Bank is planning to file a registration statement on Form F-8 or F-80, which will include CWB’s management information circular and related documents, with the United States Securities and Exchange Commission (“SEC”) in respect of National Bank Shares to be offered or issued in the Transaction to U.S. holders of CWB common shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov).

Information:

Marianne Ratté
Vice-President and Head, Investor Relations
National Bank
investorrelations@nbc.ca
Tel.: 1-866-517-5455

Debby Cordeiro
Senior Vice-President, Communications, Marketing, ESG
National Bank
Debby.cordeiro@nbc.ca
Tel.: 514-412-0538